

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2015

Mr. David Dewalt
Chief Executive Officer
FireEye, Inc.
1440 McCarthy Boulevard
Milpitas, California 95035

     **Re:    FireEye, Inc.**
             **Form 10-K for the Fiscal Year Ended December 31, 2014**
             **Definitive Proxy Statement on Schedule 14A**
             **Response Dated July 13, 2015**
             **File No. 001-36067**

Dear Mr. Dewalt:

We have reviewed your July 13, 2015 response to our July 1, 2015 comment letter and have the following comment.

<u>Part III (as Incorporated by Definitive Proxy Statement)</u>

<u>Executive Compensation, page 25</u>

1.    We note your response to prior comment 1 and that although you have agreed to publicly disclose non-GAAP EBITDA performance objectives to the extent they are used in the future, you have omitted from your publicly filed response letter the 2014 non-GAAP EBITDA corporate performance objective in reliance on Rule 83. Please be advised that we are still unclear how disclosure of the fiscal 2014 non-GAAP earnings target would cause you competitive harm after your actual fiscal 2014 financial results have been disclosed. Accordingly, we continue to believe the fiscal 2014 target should be publicly disclosed.

If you have any questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3456.

                       Sincerely,

                       /s/ Matthew Crispino

                       Matthew Crispino
                       Attorney-Advisor

cc:    Jon C. Avina, Esq.
       Wilson Sonsini Goodrich & Rosati